UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 10, 2005



FLIGHT SAFETY TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-33305	95-4863690
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

28 Cottrell Street, Mystic, Connecticut 06355
(Address of principal executive offices and Zip Code)

(860) 245-0191
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
      (17 CFR 240.14d-2(b))
o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
      (17 CFR 240.13e-4(c))

Item 4.01. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

In a press release attached as Exhibit 99.1, we announced that Wolf & Company, P.C. will replace Kostin, Ruffkess & Company, LLC. This change is effective February 10, 2005. Kostin resigned as our independent public accountant on February 10, 2005.

Kostin's reports on our financial statements did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to use Wolf & Company as our independent public accountant has been approved by the Audit and Finance Committee of our board of directors.

In connection with the audit for our most recent fiscal year ending May 31, 2004 and up to the date of termination, there have been no disagreements with Kostin on any matters of accounting principles or practices, financial statement disclosure of auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Kostin would have caused Kostin to make reference to the subject matter of the disagreement(s) in connection with its report on our financial statements. Since Kostin's engagement as our accountant on October 3, 2002, there have been no reportable events as defined in Item 304(a)(1)(iv) of Regulation S-B. We have authorized Kostin to respond fully to any inquiries of our new auditors relating to their engagement as our independent accountant. We have provided Kostin with a copy of this report on Form 8-K and have furnished the letter from Kostin attached hereto as Exhibit 99.2, in which Kostin states it agrees with the preceding statements, to the Securities and Exchange Commission.

We have not previously consulted with Wolf & Company regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion which might be rendered on our financial statements, and no written or oral advice was provided to us concluding there was an important factor to be considered by us in reaching a decision as to an accounting, auditing, or financial reporting issue. Neither did we discuss with Wolf & Company any accounting, auditing, or financial reporting issue that was a subject of disagreement between us and Kostin, as there were no such disagreements.

Item 7.01. REGULATION FD DISCLOSURE

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995:

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This report contains forward looking statements identified by the use of words such as should, believes, plans, goals, expects, may, will, objectives, missions, or the negative thereof, other variations thereon or comparable terminology. Such statements are based on currently available information which management has assessed but which is dynamic and subject to rapid change due to risks and uncertainties that affect our business, including, but not limited to, the outcome of an informal inquiry by the SEC that appears to be in connection with certain analysts reports about us and our press releases, whether the government will implement WVAS at all or with the inclusion of a SOCRATES(TM) wake vortex sensor, the impact of competitive products and pricing, limited visibility into future product demand, slower economic growth generally, difficulties inherent in the development of complex technology, new products sufficiency, availability of capital to fund operations, research and development, fluctuations in operating results, and other risks detailed from time to time in our filings with the Securities and Exchange Commission. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be forward looking statements. Forward looking statements involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.

Note: Information in this report furnished pursuant to Item 7.01 shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information in this current report shall not be incorporated by reference into any registration statement pursuant to the Securities Act of 1933, as amended. The furnishing of the information in this current report is not intended to, and does not, constitute a representation that such furnishing is required by Regulation FD or that the information this current report contains is material investor information that is not otherwise publicly available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FLIGHT SAFETY TECHNOLOGIES, INC.

Date: February 10, 2005

/s/ Samuel A. Kovnat
Samuel A. Kovnat
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated February 9, 2005
99.2	Letter of Kostin, Ruffkess & Company, LLC dated February 10, 2005